Response Biomedical Receives U.S. FDA 510(k) Market Clearance of
 Rapid Respiratory Syncytial Virus Test

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, July 29, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it received a U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Respiratory Syncytial Virus (RSV) test.

The test manufactured by Response Biomedical runs on the RAMP® 200 Reader and will be marketed and sold by 3M Health Care as the 3MÛ Rapid Detection RSV Test. It is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product with the 3MÛ Rapid Detection Reader (manufactured by Response) to detect the presence of RSV F-protein antigens in nasopharyngeal swab, nasopharyngeal aspirate, or nasal wash/aspirate specimens. Measurement of RSV aids in the rapid diagnosis of RSV viral infections in symptomatic patients.

“FDA clearance of our rapid RSV test adds another product to the 3M arsenal that addresses the growing need for detecting upper respiratory infections,” said S. Wayne Kay, CEO of Response Biomedical. “3M Health Care is expected to introduce this product in the upcoming RSV season, which closely mirrors the influenza season. 3M Health Care currently markets the 3MÛ Rapid Detection Flu A+B Test in the U.S. and is exploring other market expansion opportunities. Having an additional test, which runs on the 3MÛ Rapid Detection Reader, should heighten market interest in these innovative products and, once again, demonstrates the potential of Response Biomedical’s platform technology.”

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

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Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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